SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                               (Amendment No. 1*)


                      PARADISE MUSIC & ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   699071 10 6
                                 (CUSIP Number)

                             Gary A. Schonwald, Esq.
                      Frankfurt, Garbus, Klein & Selz, P.C.
                               488 Madison Avenue
                            New York, New York 10022
                                 (212) 980-0120
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 1999
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

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*    See Explanatory Note herein.

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CUSIP No. 699071 10 6             13G                          Page 2 of 6 Pages


1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Casssandra Group, Inc.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [___]
                                                                       (b) [___]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
- --------------------------------------------------------------------------------
        Number of
         Shares              5. SOLE VOTING POWER                             0
      Beneficially           6. SHARED VOTING POWER                           0
        Owned by             7. SOLE DISPOSITIVE POWER                        0
     Each Reporting          8. SHARED DISPOSITIVE POWER              3,159,355
       Person With
- --------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                                                                      3,159,355
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                      [____]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                         50%

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12. TYPE OF REPORTING PERSON*                                                IA

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               *SEE INSTRUCTIONS BEFORE FILING OUT!

                                EXPLANATORY NOTE

     The Cassandra Group, Inc., a registered investment adviser ("Cassandra"), originally filed a Schedule 13D, dated December 11, 1998 (the "Initial Filing"), with the Securities and Exchange Commission pursuant to Rule 13d-1 promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act") therein reflecting Cassandra's beneficial ownership of Paradise Music & Entertainment, Inc., a Delaware corporation (the "Company"). Cassandra has decided to file this
Schedule 13G under Section 13d-1(b)(1)(ii) promulgated under the Exchange Act to reflect changes to and amend the Initial Filing.

Item (a). Name of Issuer:

     Paradise Music & Entertainment, Inc.

Item (b). Address of Issuer's Principal Executive Offices:

     53 West 23rd Street
     New York, New York 10010

Item 2(a). Name of Person Filing:

     The Cassandra Group, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     561 Broadway
     Suite 8C
     New York, New York 10012

Item 2(c). Citizenship:

     Massachusetts

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

     699071 10 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.


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(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

(g) [_] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership.

(a) Amount beneficially owned: 3,159,355

(b) Percent of Class:   50%, based upon 6,318,596 shares of Common Stock
                        outstanding as of July 14, 1999 as reported by the Company in its Registration Statement on Form S-3 (File
                        No.: 333-83517) filed with the Securities and Exchange
                        Commission on July 22, 1999.

(c) Number of shares as to which such person has:

       (i)    Sole power to vote to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote:  0

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 3,159,355

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.


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



Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Cassandra is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 and invests on behalf of its investors ("Investors") with moneys held in their respective investment accounts at Brown & Company Securities Corporation. Under the terms of the investment management agreements between Cassandra and the Investors, Cassandra has the discretionary power to dispose of the securities held in the respective accounts of the Investors. The Investors retain the right to vote and direct the disposition of such securities. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Cassandra and the Investors, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."



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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1999

                                                 THE CASSANDRA GROUP, INC.


                                                 /s/ Dana Giacchetto
                                                 --------------------------
                                                 Name:  Dana Giacchetto
                                                 Title: President, Secretary and
                                                        Treasurer


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